August 24, 2006

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Karen J. Garnett

Re:	Hanover Capital Mortgage Holdings, Inc.
Registration Statement on Form S-3
Registration No. 333-112914
Request for Withdrawal of Registration Statement

Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Hanover Capital Mortgage Holdings, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form S-3 (File Number 333-112914), together with all exhibits thereto (collectively, the “Registration Statement”), which the Registrant filed with the Commission on February 18, 2004. The Registration Statement was not filed in connection with a specific offering, but rather covers the sale, from time to time, of up to $150 million of the Registrant’s common stock. Due to market conditions, the Registrant never proceeded with any offer or sale of securities pursuant to the Registration Statement. The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement.
     The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Please fax a copy of the written order to the attention of the undersigned and to the attention of Suzette Berrios, Esq. at (732) 548-0286.
     If you have any questions regarding this request, please call Suzette Berrios at (732) 593-1038.

Very truly yours,
/s/ John A. Burchett

John A. Burchett
President and Chief Executive Officer